SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP

222 BAY STREET SUITE 1750, P.O. BOX 258 TORONTO, ONTARIO M5K IJ5 _____ TEL: (416) 777-4700 FAX: (416) 777-4747 www.skadden.com May 22, 2012

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Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn:	David L. Orlic,
Special Counsel, Office of Mergers and Acquisitions
Division of Corporation Finance

Dear Mr. Orlic:

Set forth below are the responses of Amaya Gaming Group Inc., a corporation organized under the laws of the Canadian province of Quebec (the “Company”), to the additional comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter of the Staff, dated May 17, 2012 (the “Comment Letter”), with respect to Amendment No. 7 to the Company’s Statement on Schedule TO filed with the Commission on May 16, 2012 (File No. 005-59141) (the “Seventh Amended TO”) and relating to the offer by the Company (the “Offer”) to purchase the entire issued and to be issued ordinary share capital of CryptoLogic Limited (“CryptoLogic Shares”). The Comment Letter was issued as a follow up to our letters to the Staff, dated March 8, 2012 and March 14, 2012, respectively, in response to an initial comment letter of the Staff, dated March 1, 2012, and a second comment letter of the Staff, dated March 12, 2012.

For the convenience of the Staff, the text of the Commission’s comments in the Comment Letter has been duplicated in bold type to precede the Company’s responses.

Securities and Exchange Commission

May 22, 2012

Notice of Change and Extension

1.	We refer to comment 8 of our letter dated March 1, 2012, in which we asked you to disclose whether there were means under applicable law to squeeze out minority shareholders in the event that you were to obtain more than 50 percent of the CryptoLogic shares, but less than 90 percent. You responded in your letter dated March 8, 2012 that there were no such means, and modified your disclosure to that effect. Please advise how this prior disclosure, made during the initial acceptance period of your offer, comports with your current disclosure regarding a “Subsequent Acquisition Transaction.” That disclosure indicates that you own sufficient CryptoLogic Shares to effect a Subsequent Acquisition Transaction, due to the provisions regarding minority holdings under Multilateral Instrument 61-101.

Response: At the time of responding to the Staff’s letter dated March 1, 2012, the Company could avail itself of either the right to compulsory acquisition set forth in Companies Law (Guernsey) or of the right to compulsory acquisition set forth in the CryptoLogic Limited memorandum and articles of incorporation. In each such case, the Company would need to control 90 percent of the CryptoLogic Shares. Other means under applicable law to squeeze out minority shareholders, namely, a scheme of arrangement, would have required approval from a majority of the minority of CryptoLogic Limited shareholders under Guernsey law (and possibly clearance from the U.K. Panel on Takeovers and Mergers (the “Panel”)) and were deemed not possible to achieve. Through Amendment No. 1 to the Schedule TO, the Company revised its disclosure accordingly and also described the impact of the Company being a majority shareholder of CryptoLogic Limited from a corporate governance perspective. Such disclosure included, in the case of the Company holding 75 percent or more, but less than 90 percent, of the CryptoLogic Shares, a description of the Company’s ability to approve almost all critical corporate actions requiring shareholder approval, including, among others, amending the rights attaching to the CryptoLogic Shares and altering the articles of incorporation of CryptoLogic Limited.

As previously disclosed after the initial acceptance of the Offer, CryptoLogic Limited applied to the U.K. Listing Authority for the cancellation of listing of CryptoLogic Shares on the Official List, and to the London Stock Exchange for the cancellation of admission to trading of CryptoLogic Shares on its main market for listed securities. Such cancellations took effect on May 3, 2012, and as a result, CryptoLogic Limited is no longer subject to the U.K. City Code on Takeovers and Mergers and does not require approval from the Panel for its corporate actions.

Securities and Exchange Commission

May 22, 2012

The Initial Acceptance Period expired on March 28, 2012. At that time, the Company controlled 80.79 percent of the CryptoLogic Shares and the Offer was declared unconditional and extended. After the first extension period expired on April 18, 2012, the Company controlled 86.06 percent of the CryptoLogic Shares. After the second extension period expired on May 2, 2012, the Company controlled 88.15 percent of the CryptoLogic Shares. After the third extension period expired on May 16, 2012, the Company controlled 88.95 percent of the CryptoLogic Shares. As illustrated through the results outlined above, the rate of acceptances under the Offer has demonstrably slowed. We understand that the CryptoLogic Limited shareholders which have yet to accept the Offer are smaller shareholders and are difficult to locate.

Since clearance from the Panel for corporate actions is no longer required, Guernsey counsel to the Company was asked to advise if there may be other methods the Company may use to acquire the CryptoLogic Shares it does not already control. One proposal advanced is for shareholders to pass a resolution amending the articles of incorporation of CryptoLogic Limited, and the rights attaching to the CryptoLogic Shares, to introduce a call option for a majority shareholder (the Company has the ability to pass such a resolution as it controls more than 75 percent of the CryptoLogic Shares). Exercising such a call option would have the effect of allowing the Company to purchase the minority shareholders’ CryptoLogic Shares for identical consideration as that provided under the Offer (the Company would be entered in the CryptoLogic Limited register as the holder of such shares and the cash consideration would be held in trust by CryptoLogic Limited for the relevant former minority shareholders in the relevant proportions).

Under applicable Canadian law, the additional methods available to the Company under Guernsey law to acquire the remaining CryptoLogic Shares, including by way of providing for a call option in the articles of incorporation of CryptoLogic Limited, would constitute a “Subsequent Acquisition Transaction” as described in the Seventh Amended TO. In order for the Company to be permitted to vote the CryptoLogic Shares it acquired under the Offer in satisfaction of the majority of the minority approval requirement under Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions (“MI 61-101”) in connection with a possible Subsequent Acquisition Transaction, certain additional disclosure in the Offer documentation is required. The disclosure added regarding a Subsequent Acquisition Transaction as part of the Seventh Amended TO is in customary form in order to comply with the disclosure requirements of MI 61-101.

Revised Offer, page 72

Securities and Exchange Commission

May 22, 2012

2.	Please advise how you determined that disclosure regarding the Subsequent Acquisition Transaction was not material to security holders, such that it did not need to be disclosed to security holders prior to the end of the initial acceptance period, when withdrawal rights terminated.

Response: Including disclosure regarding a Subsequent Acquisition Transaction in the Seventh Amended TO may have the effect of encouraging remaining shareholders to tender to the Offer. Had the Company been advised that a Subsequent Acquisition Transaction might have been available to the Company and such disclosure included in the original Offer, we believe that it would have had the same effect and encouraged the same result. As a consequence, we do not believe such disclosure is material. We also confirm that the consideration the Company will provide in connection with any Subsequent Acquisition Transaction will be identical to the consideration provided under the Offer per CryptoLogic Share.

3.	Please provide your analysis as to the applicability of Rule 13e-3 to the Subsequent Acquisition Transaction. We note that you did not disclose during the initial acceptance period your intention to engage in a Rule 13e-3 transaction, the form and effect of such transaction and, to the extent known, the proposed terms thereof, and so you do not appear to be relying on Rule 13e-3(g)(1), if an exemption is required.

Response: Rule 13e-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), will not apply to a Subsequent Acquisition Transaction. We acknowledge that a Subsequent Acquisition Transaction would constitute a transaction described in paragraph (a)(3)(i)(A) of Rule 13e-3 under the Exchange Act. However, by virtue of the CryptoLogic Shares being held of record1 by less than 300 persons prior to filing the Seventh Amended TO, such shares were already eligible for termination of registration under Rule 12g-4 under the Exchange Act. We note that CryptoLogic Limited does not have reporting obligations under Section 15(d) of the Securities Act of 1933, as amended (the “Securities Act”) as it has never filed a registration statement which has become effective pursuant to the Securities Act. Further, a Subsequent Acquisition Transaction would not cause the delisting referred to in paragraph (a)(3)(ii)(B) of Rule 13e-3; CryptoLogic Limited was able to voluntarily delist the CryptoLogic Shares from the Nasdaq Global Select Market prior to filing the Seventh Amended TO.

[1]

"Held of record" is defined in Rule 12g5-1. Under this rule, in accordance with publicly available Commission Telephone Interpretations, participants within commercial depositories are considered single holders of record, but neither the commercial depositories themselves nor the beneficial owners of the securities held by the participants are counted as holders of record.

Securities and Exchange Commission

May 22, 2012

*            *            *

The undersigned, on behalf of the Company, hereby acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please telephone the undersigned at (416) 777-4700 if you have any questions or need any additional information.

Sincerely,

/s/ Christopher W. Morgan Christopher W. Morgan

cc:	David Baazov, President and Chief Executive Officer

(Amaya Gaming Group Inc.)

Michael Acedo

(Skadden, Arps, Slate, Meagher & Flom LLP)

Robert J. Brant

(McCarthy Tétrault LLP)

Ian Michael

(McCarthy Tétrault LLP)